EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and nine months ended September 30, 2020 and 2019. This MD&A should be read together with the unaudited interim Consolidated Financial Statements and the related notes. This MD&A is dated November 13, 2020. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Markin Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

1

In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of September 30, 2020 will be sufficient to meet the Company’s cash needs for the next 12 months.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

On August 2, 2018, the Corporation opened its new office in Irvine, California. The Corporation will maintain all Quality Assurance activities from this office.

COVID-19 pandemic impact

As is generally and clearly understood, the COVID-19 pandemic has had and continues to have a major slowdown effect on worldwide business activity. Although the Company does not anticipate any fundamental change in its business plans, management does expect some degree of unavoidable slowdown due to the Company’s inherent reliance on business activities from multiple external partners, supply chains, and participation of organizations outside our control. Due to the downstream effect of these factors, it is not possible at this time to expect or to provide exact timelines for key corporate forward events. The Company cannot predict or comment on behalf of third parties (such as vendors, suppliers, partners, collaborators, etc) and their restrictions and challenges in the current business environment. However, the Company will give all relevant updates in a timely fashion.

Nymox works with and relies upon contract research organizations (CROs); the Company relies on external manufacturing activities (such as raw material suppliers; contract manufacturing vendors; specialized laboratory testing service providers); and works with other service providers in the life sciences and biotechnology sectors; any of the preceding which alone or in combination may lead to unanticipated delays in the Company’s activities and projected timelines for milestones. In addition, Nymox relies on travel for many of its essential business activities, such as quality assurance and other undertakings, which are restricted during the current disruption. At this time there have been no material changes to any of the fundamental conclusions of our scientific research documentation and no material changes in past results in the reportable financial, or other business related disclosures. These COVID-19 related business effects and risks described above are additional to prior statements by the Company in regard to other risk factors that have been outlined in past SEC filings by the Company and are updated where and when appropriate.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

2

Differences between Bahamas and NASDAQ Corporate Governance Practices

Nymox Pharmaceutical Corporation is subject to corporate governance requirements imposed by NASDAQ because Nymox Pharmaceutical’s Shares are listed on the Nasdaq Capital Market.

Nymox Pharmaceutical Corporation is incorporated in the Bahamas. Under NASDAQ Marketplace Rule 5615(a)(3), NASDAQ-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of certain NASDAQ corporate governance requirements. A NASDAQ-listed non-U.S. company is required to provide a general summary of the significant differences between its home country corporate governance practices and NASDAQ corporate governance requirements to its shareholders, either in the company’s annual report filed on Form 20-F or on the company’s website. Nymox is committed to a high standard of corporate governance. As such, Nymox endeavors to comply with most of the NASDAQ corporate governance practices, with the following exceptions. Under NASDAQ Marketplace Rule 5635(c), shareholders must be given the opportunity to vote on any material amendment to the terms of a company’s equity compensation plan (i.e., an amendment to the plan to include repricing provisions). There is no requirement under Bahamas law that equity compensation plan, or any material amendment thereto, be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require any material amendment to the terms of its plan to be subject only to approval by its board of directors.

Also under NASDAQ Marketplace Rule 5635(d), shareholders must be given the opportunity to vote prior to the issuance of securities in connection with a transaction other than a public offering involving: (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. There is no requirement under Bahamas law that stock issuances pursuant to private placements be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require private placement transactions to be subject only to approval by its board of directors.

Results of Operations

Nine Months Ended September 30	2020	2019
Total revenues	$5,350	$89,551
Net loss	$(9,710,799)	$(10,475,113)
Loss per share (basic & diluted)	$(0.13)	$(0.15)

Results of Operations – the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019

Net losses were $4,155,981, or $0.06 per share, for the quarter, and $9,710,799, or $0.13 per share, for the nine months ended September 30, 2020, compared to net losses $2,461,441, or $0.04 per share, for the quarter, and $10,475,113, or $0.15 per share, for the nine months ended September 30, 2019. The $764,314 decrease in net losses for the nine months ended September 30, 2020 compared to the same period in 2019 is mainly due to a decrease of $1,358,372 in professional fees and investors development fees, a decrease of $1,106,258 in stock compensation expense and 146,354 in interest income offset with an increase of $1,456,077 in lab test expense. The $1,694,541 increase in net losses for the quarter ended September 30, 2020 compared to same period in 2019 is mainly due to an increase of $1,830,218 in lab test expense offset with a decrease of $168,590 in stock compensation. The weighted average number of common shares outstanding for the three and nine months ended September 30, 2020 were 74,698,797 and 72,682,824 respectively, compared weighted average number of common shares of 69,974,141 and 68,495,920 respectively for the three and nine months ended September 30, 2019.

3

Revenues

Revenues from sales of goods amounted was nil for the quarter, and $5,350 for the nine months ended September 30, 2020, compared with $39,428 for the quarter, and $89,551 for the nine months ended September 30, 2019.

Research and Development

Research and development expenditures were $3,234,836 for the quarter, and $6,946,124 for the nine months ended September 30, 2020, compared with $1,507,931 for the quarter, and $5,573,575 for the nine months ended September 30,2019. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $214,934 for the quarter and $855,393 in the nine months ended September 30, 2020 compared with $272,801 for the same quarter in 2019, and $929,251 for the nine months ended September 30, 2019. The $1,372,549 increase in R&D expense for the nine months ended September 30, 2020 compared to the same period in 2019 is mainly due to increase of $1,456,077 in Lab service expenditures offset with a decrease of $81,129 in various professional fees. The $1,726,905 increase in R&D expense for the quarter ended September 30, 2020 compared to same period in 2019 is mainly due to an increase of $1,830,218 in lab service expenditures offset with a decrease of $ 96,258 in various professional fees.

Marketing Expenses

Marketing expenditures were nil for the quarters and for the nine months ended September 30, 2020 and 2019, respectively. The Corporation expects that marketing expenditures will increase when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $909,246 for the quarter, and $2,759,764 for the nine months ended September 30, 2020, compared with $1,021,518 for the same quarter in the prior year, and $5,082,725 for the nine months ended September 30, 2019. General and administrative expenditures included stock compensation charges of $162,077 for the quarter, and $564,102 for the nine months ended September 30, 2020 compared with $272,801 and 1,596,502 in the comparative periods in 2019. The decrease of $2,322,961 in general and administrative expenses for the nine month period is primarily attributable to a decrease of $1,220,189 in professional fees and a decrease of $1,032,401 in employee stock compensation charges. The decrease in general and administrative expenses of $112,271 for the quarter ended September 30, 2020 is mainly attributable to a decrease of $110,724 in employee stock compensation charges compared to 2019. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

Finance costs

Net finance costs was $11,900 for the quarter and $6,307 for the nine months ended September 30, 2020, compared with net finance income of $44,543 for the same quarter of the prior year and $143,055 for the nine months ended September 30, 2019. The finance income decrease of $56,442 for the quarter ended September 30, 2020 is mainly attributable to a decrease of $54,240 in interest income offset with an increase of $2,203 in operation lease and financial expense . The decrease of $149,362 for the nine months ended September 30, 2020 is mainly attributable to a decrease of $146,354 in interest income and an increase of $3,008 in operation lease and financial interest expense.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2020 or 2019.

4

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations during the period ended September 30, 2020.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Operating lease for office space and equipment	$97,721	$95,811	$1,910	$0
Insurance premium installment	283,777	283,777
Total Contractual Obligations other than accounts payable and accrued liabilities	$381,498	$379,588	$1,910	$0

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. Effective for annual reporting periods beginning on January 1, 2019, IFRS 16 introduces a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by lease. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset value is not of low value. The Corporation adopted IFRS 16 on January 1, 2019. The corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2020 and 2019 other than those disclosed for key management personnel in note 6 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of September 30, 2020, cash and receivables totaled $5,384,000 compared with $5,257,000 at December 31, 2019.

We used cash in our operating activities in the amounts of $8,353,100 and $5,617,414 for the nine months ended September 30, 2020 and 2019, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

On July 17, 2020, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through A.G.P./Alliance Global Partners as sales agent pursuant to an agreement.

From such date through August 14, 2020 the Company sold 38,445 shares at $3.3 per share through A.G.P. for total proceeds of $ 127,975.25 before various fee charge.

5

Through A.G.P. as placement agent, on August 14, 2020, the Corporation completed one private placement to an accredited investor for an amount of $9,000,000 before various fee charge and 400,000 shares were issued at $2.50 per share. A total of $ 701,067.65 various fee was charged during the above two placements.

On July 31, 2020, the Company entered into an agreement with its CEO to purchase a total of $500,000 company restricted stock at $2.50 per share. In connection with this agreement, from July 31, 2020 to August 4, 2020, the company completed private placements to the CEO for a total amount of $ 260,000 and 104,000 restricted shares issued.

As of September 30, 2020, the Corporation made principle repayment of operating lease at a total of $207,060.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock and stock options to our key employees and contractors. As at September 30, 2020, we had an accumulated deficit of $177,997,732 and we have negative cash flows from operations. The Corporation’s working capital is $3,737,061 at September 30, 2020. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods, however, we have totaling over $5 million at our bank as of September 30, 2020.

Management has implemented steps to reduce expenditures, including deferral of management salaries, and other operational changes. There is no assurance these actions will be successful, however management believes the use of the going concern assumption is appropriate.

The unaudited interim consolidated financial statements for the three months ended September 30, 2020, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. Should the going concern assumption not be appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective as of September 30, 2020.

Thayer O’Neal Company, LLC, our predecessor auditors, expressed their opinion that the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2019, was effective and their opinion was not modified in any way.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

6

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Financial Statements

Notes to Condensed Interim Consolidated Financial Statements

1.	Basis of preparation	12
2.	Liquidity, going concern and management’s response	12
3.	Share capital	13
4.	Earnings per share	15
5.	Operating lease and other commitments	15
6.	Related party transactions	16
7.	Subsequent events	16

7

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Nine-month periods ended September 30, 2020 and 2019

(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares )

		Three months ended September 30,		Nine months ended September 30,
	Note	2020	2019	2020	2019
Revenues
Sales of goods	1	$-	$39	$5	$90

Total revenues		-	39	5	90

Operating expenses
Research and development	1,3	3,235	1,508	6,946	5,574
General and administrative	1,3	909	1,021	2,760	5,083
Marketing	1	–	–	–	–
Cost of sales	1	-	16	4	51

Total expenses		4,144	2,545	9,710	10,708

Loss from operations		(4,144)	(2,506)	(9,705)	(10,618)

Net finance income (costs)	2	(12)	45	(6)	143

Loss attributable to the equity holders		$(4,156)	$(2,461)	$(9,711)	$(10,475)

Net income (loss) per share
Basic & Diluted	4	$(0.06)	$(0.04)	$(0.13)	$(0.15)
Weighted average number of common shares outstanding
Basic & Diluted	4	74,699	69,974	72,683	68,496

See accompanying notes to the unaudited consolidated financial statements.

8

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position (Unaudited) September 30, 2020 and December 31, 2019
(In Thousands of US dollars and Thousands of Shares)

		September 30,	December 31,
	Note	2020	2019
Assets
Current assets
Cash	2	$5,365	$5,239
Accounts receivable		1	4
Other receivables		18	14
Security deposit		28	28
Prepaid expenses		187	20
Inventory		34	23

Total current assets	2	5,633	5,328
Non-current assets
Property and equipment		19	25
Operating lease right-of-use asset, net		88	136
			-
Total assets		$5,740	$5,489

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$1,804	$1,894
Operating lease liability due within one year		92	144
Total current liabilities		1,896	2,038
Long term operating lease liability		-	3
Total liabilities		1,896	2,041
Stockholders’ Equity
Share capital – unlimited authorized shares at no par value 77,210 and 71,218 shares outstanding at September 30, 2020 and December 31, 2019, respectively	3	150,702	136,554
Share capital subscription receivable	3	(589)	(589)
Additional paid-in capital	3	31,729	35,770
Accumulated deficit	3	(177,998)	(168,287)

Total stockholders’ equity	3	3,844	3,448

Total liabilities and stockholders’ equity		$5,740	$5,489

See accompanying notes to the unaudited consolidated financial statements.

9

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Nine-month periods ended September 30, 2020 and 2019
(In Thousands of US Dollars)

	Note	2020	2019

Cash flows from operating activities
Net loss		$(9,711)	$(10,475)
Adjustments for:
Stock-based compensation	3(c)	1,128	2,526
Stock option expense	3(c)	291	-
Depreciation equipment		6	7
Issued stock for service fee		-	1,330
Amortization and others		200	470
Changes in non-cash operating balances:
Accounts receivable and other receivables		1	(7)
Prepaid expenses		(167)	(18)
Inventories		(11)	13
Security deposit		-	13
Accounts payable and accrued liabilities		(90)	524

Net cash flows used in operating activities		(8,353)	(5,617)

Cash flows from (used in) financing activities
Proceeds from issuance of share capital	3(a)	8,687	5,000
Repayment of operating lease and financing obligation	5	(207)	(188)
Net cash flows provided by financing activities		8,480	4,812

Cash flows used in investing activities
Purchase of property and equipment		(1)	-
Net cash flows used in investing activities		(1)	-

Net increase (decrease) in cash		126	(805)
Cash, beginning of the period		5,239	7,946

Cash, end of the period		$5,365	$7,141
Supplemental Disclosure
Income taxes paid		$-	$-
Interest paid		$-	$-
Non-cash investing and financing activities
Increase in right-of-use asset and related liability		$144	$393

See accompanying notes to the unaudited consolidated financial statement.

10

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
Nine-month period ended September 30, 2020
(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2019	71,218	$136,554	$(589)	$35,770	$(168,287)	$3,448
Share issuance for cash and share subscription	3,742	9,388	-	(701)	-	8,687
Stock-based compensation and service fee	2,250	4,760	-	(3,340)	-	1,420
Net loss	–	–	–	–	(9,711)	(9,711)
Balance, September 30, 2020	77,210	150,702	$(589)	$31,729	$(177,998)	$3,844

Nine-month period ended September 30, 2019

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2018	64,676	$126,684	$(868)	$36,299	$(155,113)	$7,002
Lease adoption prior year cumulative effect					(12)	(12)
Share issuance for cash and share subscription	2,542	4,800	279	-	-	5,079
Warrants issued	-	-	-	200	-	200
Stock-based compensation and service fee	3,250	5,070	-	(1,214)	-	3,856
Net loss	–	–	–	–	(10,475)	(10,475)
Balance, September 30, 2019	70,468	136,554	$(589)	$35,285	$(165,600)	$5,650

See accompanying notes to the unaudited interim consolidated financial statements.

11

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2020 and 2019
(US dollars)

1. Basis of preparation:

(a)	Statement of compliance:

The accompanying Condensed Consolidated Balance Sheet as of December 31, 2019, which was derived from audited financial statements, and the unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2019 and notes thereto contained in the Corporation’s Annual Report on Form 20F.

The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 13, 2020.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

Significant estimates include, but are not limited to, the estimation of useful lives of equipment for purposes of depreciation, useful life of lease Right-of-Use (ROU) for purpose of amortization and the valuation of common shares and stock option issued for services.

2. Liquidity, Going Concern and Management’s Response:

Management believes that current cash balances as of September 30, 2020 are not sufficient to finance the Company’s operations for at least the next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity needs change.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such an adjustment could be material.

12

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2020 and 2019
(US dollars)

3. Share Capital:

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Private placements:

During the nine-month periods ended September 30, 2020, the Corporation completed three private placements and raised a total of $9,387,975 in share capital before various fee charge of total $701,067. A total of 3,742,445 common shares were issued at an average price of $2.51 per share.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire up to ten years after the grant date and vest either immediately or over periods of up to six years and are equity-settled. As at September 30, 2020, one million options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2020 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2020, the range of exercise price and the weighted average years to expiration.

			Weighted
		Range	average
		of	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2019	6,090,000	$1.78	5.61
Expired / Cancelled	-	-	-
Granted	410,000	2.34	9.19
Outstanding, September 30, 2020	6,500,000	$1.81	5.12
Options exercisable	6,235,416	$1.79	4.94

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2020 and 2019
(US dollars)

(c)	Stock-based compensation:

Stock -based compensation includes stock and stock option granted to employees and contractors.

	Three months		Nine months
	ended September 30,		ended September 30,
Employee expenses	2020	2019	2020	2019
Stock options and stock compensation granted in:
2015	324,153	545,602	1,128,203	1,832,425
2018	–	–	-	13,038
2019	–	–	-	680,290
2020	52,858	-	291,292	-
Total stock-based compensation expense recognized	$377,011	$545,602	$1,419,495	$2,525,753

The stock-based compensation expense is disaggregated in the statements of consolidated Statements of Operations as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Stock-based compensation pertaining to general and administrative	$162,077	$272,801	$564,102	$1,596,502
Stock-based compensation pertaining to research and development	214,934	272,801	855,393	929,251
Total	$377,011	$545,602	$1,419,495	$2,525,753

(d)	Warrants :

In the first quarter of 2019, the Corporation issued 2,500,000 warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $8.00 with a five year term. The warrants were valued at $200,000 and recorded as part of additional paid in capital.

No warrants were issued during the nine-month period ended September 30, 2020.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2020 and 2019
(US dollars)

4. Earnings per Share:

Weighted average number of common shares outstanding:

	Three months		Nine months
	ended September 30,		ended September 30,
	2020	2019	2020	2019
Issued common shares at beginning of period	72,718,706	69,718,706	71,218,706	64,676,256
Effect of shares issued	1,980,091	255,435	1,464,118	3,819,664
Weighted average number of common shares outstanding – basic	74,698,797	69,974,141	72,682,824	68,495,920

Weighted average number of shares outstanding – diluted	74,698,797	69,974,141	72,682,824	68,495,920

There is no difference in diluted as compared to basic earnings per share as the impact would be antidilutive as a result of the net loss.

5. Operating leases and other commitments

Effective for annual reporting periods beginning on or after January 1, 2019, IFRS 16 introduced a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by leases. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months. The IASB concluded that such an approach will result in a more faithful representation of a lessee’s assets and liabilities and, together with enhanced disclosures, greater transparency of a lessee’s financial leverage and capital employed.

We adopted this standard on January 1, 2019, with an immaterial cumulative adjustment of $11,667 to accumulated deficit rather than retrospectively adjusting prior periods. This adoption approach resulted in a balance sheet presentation that is not comparable to the prior period. We used an incremental borrowing rate as a discount rate for our operating leases. The discount rate ranges from 6.37% to 7.05%. The average remaining years for our lease are 0.48 years as of September 30, 2020.

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the nine months ended September 30, 2020:

(amounts in dollars)	Operating lease right-of-use assets
Balances as of January 1, 2020	$135,541
Renewed office lease	144,169
Accumulated amortization	(192,118)
Balances as of September 30, 2020	$87,592

The following table provides the changes in the Corporation’s operating lease liability for the nine months ended September 30, 2020:

(amounts in dollars)	Total

Balances as of January 1, 2020	$147,036
Renewed office lease	144,169
Repayments of lease liability	(207,060)
Other	7,655
Balances as of September 30, 2020	$91,800
Lease liability due within one year	$91,800
Lease liability long term	$-

The total future commitment payment amount for the above lease is $94,047 compared to an outstanding lease liability of $91,800 as of September 30, 2020. The difference is due to interest expense.

In addition to the lease commitment, the corporation has a future insurance premium payment and copier rent of $287,450 as of September, 30,2020.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2020 and 2019
(US dollars)

6. Related Party Transactions:

The transactions we have with related parties are compensation arrangements for current compensation, share based compensation and compensation under options compensation to our officers and directors

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months		Nine months
	ended September 30,		ended September 30,
Description	2020	2019	2020	2019
Salaries	$-	$-	$-	$-
Short-term employee benefits	555	560	1,637	1,668
Stock-based compensation	324,153	545,602	1,128,203	2,512,715

Total	$324,708	$546,162	$1,129,840	2,514,383

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were $12,000 for the period ended September 30, 2020 compared to nil for the period ended September 30, 2019.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $415,000 for the period ended September 30, 2020 and $360,000 for the period ended September 30, 2019, respectively.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $238,144 for the period ended September 30, 2020 and $241,660 for the period ended September 30, 2019, respectively.

7. Subsequent events:

The corporation has determined there are no subsequent events.

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